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NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-22 November 15, 2007

RUBICON CLOSES $10 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

RUBICON MINERALS CORPORATION (the “Company”) (RMX.TSX: RBY.AMEX), is pleased to announce the completion of the brokered bought deal private placement previously announced on October 25, 2007, with Research Capital Corporation acting as underwriter.  The underwriter purchased or placed 4,651,200 “flow-through” common shares at a price of $2.15 per share for gross proceeds of $10,000,080.

An underwriter’s fee equal to 7% of the gross proceeds of the brokered private placement was paid by the issuance of 393,262 non-flow through common shares of the Company at a deemed price of $1.78.

In addition to the foregoing, the Company completed a non-brokered private placement of 185,698 “flow-through” common shares of the Company at $2.15 per share for gross proceeds of $399,250.70.  Directors and officers of the Company purchased an aggregate of 91,628 the shares offered under the non-brokered private placement.  No commission was payable on the sale of the non-brokered shares.

All securities issued at closing are subject to a four-month hold period, expiring March 16, 2008.

Proceeds from the private placements will be used to incur CEE with respect to the ongoing exploration and development of the Company’s Red Lake mineral property or other Ontario-based mineral projects. The Company will be outlining its revised exploration plans in a subsequent news release.

The private placement is subject to acceptance for filing by the TSX.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Adamson – President and Chief Executive Officer
Rubicon Minerals Corporation - (604) 623-3333

Or

Bill Cavalluzzo bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation
VP Investor Relations  Toll Free: 1-866-365-4706
www.rubiconminerals.com

Forward-Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration activities and events or developments that Rubicon Mineral Corporation expects to occur, are forward-looking statements.  Forward looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.  Forward-looking statements in this document include statements with respect to anticipated expenditures on the exploration and development of the of the Company’s Ontario mineral programs.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.  These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions and the ability of management to successfully implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

          For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations,      Toll free: 1.866.365.4706 or by E-mail at:

          bcavalluzzo@rubiconminerals.com
          Rubicon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC  CANADA  V6C 2V6

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          The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.